UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended March 31, 2007

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10SA-Q
☐	Transition Report on Form N-R
For the Transition Period Ended:-------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

Full Name of Registrant:	Financial Industries Corporation

Address of Principal	6500 River Place Blvd., Building I
Executive Office:	Austin, Texas 78730

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11- K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Company is unable to timely file its report on Form 10-Q for the quarter ended March 31, 2007 (the "2007 Form 10-Q") within the prescribed period without unreasonable or undue effort, expense or burden. The primary reason for the Company's inability to timely file the First Quarter 2007 Form 10-Q is that the Company is behind in its periodic filings with the SEC and must first complete its Form 10-K for the year ended December 31, 2006 and Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (collectively, the "Delinquent SEC Reports") before it can file the First Quarter 2007 Form 10-Q. The Company continues to work toward the completion of the Delinquent SEC Reports.  Although there can be no assurance of the filing dates for the Delinquent SEC Reports, the Company currently expects to become current in its periodic filings with the SEC by the end of the second quarter of 2007.

The Company has been delinquent in its periodic filings with the SEC since March 2004, due to the need for restatements of the Company's consolidated financial statements included in its Forms 10-K for fiscal years ended 2003 and 2004. These restatements, along with additional factors that contributed to the delay in the filing of periodic reports for fiscal years 2003, 2004 and 2005 have been described in prior Forms 12b-25 filed by the Company.

On January 12, 2006, the Company filed its Form 10-K for the year ended December 31, 2005 and its Forms 10-Q for the first three quarters of 2005. In addition, as discussed in the Company's Form 8-K filed on July 10, 2006, the Company is now current on its audited statutory financial statements, which have been a primary focus of the Company's accounting group for much of the last two years. The Company's work on these statutory financials has been interdependent with much of its work on the Delinquent SEC Reports, and the progress made on the statutory financials is a substantial component for the Company in ultimately satisfying the requirements related to the Delinquent SEC Reports.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vincent L. Kasch, Chief Financial Officer. 512-404-5100.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes?  ☒ No

As described in Part III, above, the Company has not yet filed its Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, and its Form 10-K for the year ended December 31, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes?  ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change in Results of Operations

As described in Part III, above, the Company has not yet filed its Form 10-Q for the three-month period ended March 31, 2007 or its Form 10-Q for the three-month period ended March 31, 2006. As a result, the Company is not in a position to provide either a reasonable estimate of the results for the three-month period ended March 31, 2007, or a comparison of the results for the three-month period ended March 31, 2007 with the results for the three-month period ended March 31, 2006.

As provided by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Financial Industries Corporation cautions that the statements in this Form 12b-25, including but not limited to, statements found in Part III- "Narrative" and this Part IV- "Other Information" relating to timing of filings, future filings, internal controls assessment, remediation and other matters that are not historical factual information are forward-looking statements that represent management's belief and assumptions based on currently available information. The information contained in this report relating to trends in the Company's operations and financial results and the contingencies and uncertainties to which the Company may be subject, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management's current expectations and beliefs concerning the financial results, economic conditions and are subject to known and unknown risks, uncertainties and other factors contemplated by the forward-looking statements. Such factors include, among other things: (1) timing and results of reviews, audits and assessments; (2) general economic conditions and other factors, including prevailing interest rate levels and stock market performance, which may affect the ability of the Company to sell its products, the market value of the Company's investments and the lapse rate and profitability of policies; (3) the Company's ability to achieve anticipated levels of operational efficiencies and cost-saving initiatives; (4) customer response to new products, distribution channels and marketing initiatives; (5) mortality, morbidity and other factors which may affect the profitability of the Company's insurance products; (6) our ability to develop and maintain effective risk management policies and procedures and to maintain adequate reserves for future policy benefits and claims; (7) changes in the Federal income tax laws and regulations which may affect the relative tax advantages of some of the Company's products; (8) increasing competition in the sale of insurance and annuities; (9) regulatory changes or actions, including those relating to regulation of insurance products and insurance companies; (10) ratings assigned to the Company's insurance subsidiaries by independent rating organizations such as A.M. Best, which the Company believes are particularly important to the sale of accumulation products; (11) the performance of our investment portfolios; (12) the effect of changes in standards of accounting; (13) the effects and results of litigation; and (14) other factors discussed in the Company's other filings with the SEC, which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Investors should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and the Company undertakes no obligation to publicly update or revise any forward-looking statements. There can be no assurance that other factors not currently anticipated by management will not also materially and adversely affect the Company.

Financial Industries Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2007	By:	/s/ Vincent L. Kasch
Vincent L. Kasch
Chief Financial Officer